MYTRAVEL


06017027

18 September 2006

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
PROCESSING
SEP 2 0 2006
WASH. D.C.
160
SECTION

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th of September 006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
SEP 2 5 2006
THOMSON
FINANCIAL

dw 9/22

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

J:Grpsec-15-07-0801-001-SEC-3-060918

MYTGroupletO001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	633,989
UBS AG London Branch	17,646,061
Total	18,280,050

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

13 September 2006

11. Date company informed

15 September 2006

12. Total holding following this notification

18,280,050 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

3.96% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

18 September 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

15th September 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 13th September 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 18,280,050 Ordinary shares of My Travel Group PLC, representing 3.97 per cent of the issued share capital of the Company (461,003,277).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	17,646,061 shares	3.83%
UBS AG - Total	**18,280,050 shares**	**3.97%**

3.96%.

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,





Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

15 September 2006

12. Total holding following this notification

28,218,115, 30p ordinary shares

13. Total percentage holding of issued class following this notification

6.12% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary 

Date of notification

18 September 2006

LEHMAN BROTHERS
25 Bank Street
London
E14 5LE

Compliance Department

FACSIMILE

TO: Company Secretary
Mytravel Group Plc

FAX: 01706 742 650

FROM: Tara O'Hagan (0207 102 1832)

DATE: 15 September 2006

SUBJECT: S198 Companies Act

NO OF PAGES (including header sheet): 2

LEHMAN BROTHERS

15 September 2006

Mytravel Group Plc
Holiday House, Sandbrook Park,
Sandbrook Way,
Rochdale
Lancashire
OL11 1SA

Dear Sir / Madam,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 13 September 2006, Lehman Brothers International (Europe) had an interest in 28,218,115 ordinary shares of MyTravel Group Plc (the "Company"). This represents 6.15% of the outstanding share capital of the Company. 6.12%

Yours sincerely
For & on behalf of Lehman Brothers



Tara O'Hagan
Compliance Department

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

13,366,951

8. Percentage of issued class

2.90%

9. Class of security

30p ordinary shares

10. Date of transaction

13 September 2006

11. Date company informed

14 September 2006

12. Total holding following this notification

42,163,931

13. Total percentage holding of issued class following this notification

9.14% of the 30p ordinary shares

14. Any additional information

27,175,518 shares held as a material interest

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary 

Date of notification

18 September 2006

citigroup

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2826
E-mail: transaction.control@citigroup.com

Company Secretary
My Travel Group PLC
Fax: 01706 742 650

14 September, 2006

Dear Sir / Madam

My Travel Group PLC Ord GBP0.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 13/09/2006, Standard Life Investments Disposed of 13,366,951 shares on behalf of Standard Life Group, this decreased the total held as a **notifiable** interest (including material and non-material interests) to 42,163,931 shares being 9.196% of the issued stock of that class.

9.14%

No. of shares held	Registered Name
42,163,931	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely



Transaction Control